Exhibit 99.2

ASML Announces Update of its Share Buyback Program

VELDHOVEN, the Netherlands, May 22, 2006 - ASML Holding NV (ASML) today announced progress in connection with its share buyback program disclosed on April 19, 2006 as follows:

*	To effect share repurchases under its buyback program, ASML enters into forward purchase transactions with a broker acting as principal. Under the terms of these transactions, the exact number of shares that are to be purchased by the broker and delivered to ASML, as well as timing of purchases, is left to the discretion of the broker, within pre-agreed ranges.

*	During the period from May 17 to May 19, 2006, ASML acquired

2,650,000 of its shares from the broker pursuant to the share buyback program, at an average price of EUR 15.44 per share.

*	The aggregate amount of shares bought back up to and including May

19, 2006 represents 10 percent of the announced objective of maximum EUR 400 million to be repurchased during the term of the program.

*	ASML's share buyback program was announced on April 19, 2006 and will terminate on April 18, 2007.

*	ASML intends to cancel its repurchased shares.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com

Media Relations Contacts

Tom McGuire - Corporate Communications - +31 40 268 5758 - Veldhoven, the Netherlands

Angelique Paulussen - Corporate Communications - +31 40 268 6572 - Veldhoven

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona

Franki D'Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands